UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GENERAL STEEL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

370853 10 3
(CUSIP Number)

Stephen D. Brook, Esq.
Burns & Levinson LLP
125 Summer St.
Boston, Massachusetts  02110
Tel.: (617) 345-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    NOT APPLICABLE

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Zuosheng Yu Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)___ (b)___
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	People’s Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 21,128,900
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 21,128,900
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,128,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%(1)
14	TYPE OF REPORTING PERSON IN

 (1) Mr. Yu owns 7,128,900 Shares held in his name and 14,000,000 Shares held in the name of Golden Eight Investments Limited (“Golden Eight”).  Mr. Yu is the sole director of Golden Eight.  Golden Eight is wholly owned by The GSI Family Trust U/A/D 01/21/10 (the “Trust”). J.P. Morgan Trust Company of Delaware (“J.P. Morgan”) is trustee of the Trust and disclaims beneficial ownership of the reported securities, and this Schedule 13D shall not be deemed an admission that J.P. Morgan is the beneficial owner of the reported securities for any purposes.  Mr. Yu has sole power of revocation over the Trust and is the sole member of the Investment Committee of the Trust. As such, Mr. Yu has voting and investment control directly over the securities held by the Trust and indirectly over the securities held by Golden Eight.

CUSIP No. 370853 10 3	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Golden Eight Investments Limited Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)___ (b)___
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 14,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1% (1)
14	TYPE OF REPORTING PERSON CO

   (1) Represents Shares held in the name of Golden Eight Investments Limited (“Golden Eight”).  Mr. Yu is the sole director of Golden Eight.  Golden Eight is wholly owned by The GSI Family Trust U/A/D 01/21/10 (the “Trust”). J.P. Morgan Trust Company of Delaware (“J.P. Morgan”) is trustee of the Trust and disclaims beneficial ownership of the reported securities, and this Schedule 13D shall not be deemed an admission that J.P. Morgan is the beneficial owner of the reported securities for any purposes.  Mr. Yu has sole power of revocation over the Trust and is the sole member of the Investment Committee of the Trust. As such, Mr. Yu has voting and investment control directly over the securities held by the Trust and indirectly over the securities held by Golden Eight.

CUSIP No. 370853 10 3	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	The GSI Family Trust U/A/D 01/21/10 Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)___ (b)___
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 14,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%(1)
14	TYPE OF REPORTING PERSON OO

(1) Represents Shares held in the name of Golden Eight Investments Limited (“Golden Eight”).  Mr. Yu is the sole director of Golden Eight.  Golden Eight is wholly owned by The GSI Family Trust U/A/D 01/21/10 (the “Trust”). J.P. Morgan Trust Company of Delaware (“J.P. Morgan”) is trustee of the Trust and disclaims beneficial ownership of the reported securities, and this Schedule 13D shall not be deemed an admission that J.P. Morgan is the beneficial owner of the reported securities for any purposes.  Mr. Yu has sole power of revocation over the Trust and is the sole member of the Investment Committee of the Trust. As such, Mr. Yu has voting and investment control directly over the securities held by the Trust and indirectly over the securities held by Golden Eight.

CUSIP No. 370853 10 3	Page 5

Item 1.	Security and Issuer

	Class of Securities:	Common Shares, $0.001 Par Value (the “Shares”)

	Name of Issuer:	GENERAL STEEL HOLDINGS, INC. (the “Issuer”)

	Address of Issuer:	Kuntai International Mansion Building,
Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District
Beijing, China 100020

Item 2.	Identity and Background

(a), (f)
This Schedule 13D is being filed by Zuosheng Yu, a citizen of the People’s Republic of China (“Mr. Yu”), Golden Eight Investments Limited, a British Virgin Island corporation (“Golden Eight”) and The GSI Family Trust U/A/D 01/21/10 (the “Trust”) (collectively, the “Reporting Persons”).  The Trust is established under the laws of Delaware.

(b)
The principal business address of Mr. Yu and Golden Eight is c/o General Steel Holdings, Inc., Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020. The principal business address of the Trust is J.P. Morgan Trust Company of Delaware, as trustee, 500 Stanton Christiana Road, Newark, Delaware 19713.

(c)	Zuosheng Yu is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2004, the Issuer (then known as American Construction Corporation) executed and consummated a Merger Agreement and Plan of Reorganization dated October 14, 2004 (the “Merger Agreement”), by and among the Issuer, Northwest Steel Company, a Nevada corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), and General Steel Investment Co., Ltd., a British Virgin Islands limited liability corporation (“General Steel Investment”). Through Merger Sub, the Issuer acquired control of General Steel Investment by issuing to all of the General Steel Investment shareholders shares of the Issuer’s common stock as consideration for all of the outstanding capital stock of General Steel Investment (the “Merger Transaction”).

At the closing of the Merger Transaction (the “Closing”), the Issuer issued 22,040,000 shares of common stock and certain existing shareholders of the Issuer transferred 7,960,000 shares of common stock to the General Steel Investment shareholders as merger consideration for 100% of the common stock of General Steel Investment.  As part of such issuance, 23,929,500 shares were received by Mr. Yu in exchange for his ownership in the capital stock of General Steel Investments. Subsequent to the Closing, the Issuer changed its name from American Construction Corporation to General Steel Holdings, Inc.

CUSIP No. 370853 10 3	Page 6

On March 10, 2010, Mr. Yu transferred by gift 14,000,000 Shares to Golden Eight in exchange for the sole outstanding share of Golden Eight.  On March 10, 2010, Mr. Yu transferred the sole share of Golden Eight to the Trust.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired or disposed by the Reporting Persons as set forth in Item 3, above, of this Schedule, which is hereby incorporated by reference.

In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.  Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer of its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

The Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a-b)As of the date hereof, Mr. Yu may be deemed to be the beneficial owner of 21,128,900 Shares, constituting 40.9% of the outstanding common Shares of the Issuer, based upon the 51,618,595 Shares outstanding as of March 15, 2010.  Mr. Yu has the sole power to vote and dispose of the Shares held in his name.  Mr. Yu, by virtue of being the settlor of the Trust with sole power of revocation and serving as the sole member of the Investment Committee of the Trust, has voting and investment control over the securities held by the Trust.  Mr. Yu indirectly has sole voting and investment control over the securities held by Golden Eight by virtue of having sole voting and investment control over the securities held by the Trust which holds the sole outstanding share of Golden Eight.  In addition, Mr. Yu serves as sole director of Golden Eight.

CUSIP No. 370853 10 3	Page 7

As of the date hereof, Golden Eight may be deemed to be the beneficial owner of 14,000,000 Shares, constituting 27.1% of the outstanding Shares of the Issuer, based upon the 51,618,595 Shares outstanding as of January 29, 2010.  As of the date hereof, the Trust, by virtue of its holding the sole outstanding share of Golden Eight, may be deemed to be the beneficial owner of 14,000,000 Shares, constituting 27.1% of the outstanding Shares of the Issuer, based upon the 51,618,595 Shares outstanding as of January 29, 2010.

(c)On March 10, 2010, Mr. Yu transferred by gift an aggregate of 14,000,000 Shares to Golden Eight in exchange for the sole outstanding share of Golden Eight.  On March 10, 2010, Mr. Yu transferred the sole share of Golden Eight to the Trust.

(d)Not applicable to any of the Reporting Persons.

(e)Not applicable to any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Pursuant to the terms of a Pledge Agreement, dated December 13, 2007, entered into by Mr. Yu in favour of Hudson Bay Fund LP, as collateral agent, certain convertible promissory notes of the Issuer, issued in a private placement that closed on December 13, 2007, are secured by a security interest in 5,000,000 Shares owned directly by Mr. Yu.  In accordance with the terms of the pledge related documentation, the shares subject to such pledge may be increased from time to time.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

99.1
Agreement and Plan of Merger dated as of October 14, 2004, by and among American Construction Co., Northwest Steel Company, and General Steel Investment Co., Ltd. (included as Exhibit 2.1 to the Form 8-K/A filed by the Issuer with the Securities and Exchange Commission on October 19, 2004 and incorporated herein by reference).

99.2
Pledge Agreement dated December 13, 2007, made by Zuosheng Yu in favour of Hudson Bay Fund LP, as collateral agent (included as Exhibit 99.4 to the Form 8-K/A filed by the Issuer with the Securities and Exchange Commission on December 14, 2007 and incorporated herein by reference).

99.3	Joint Filing Agreement dated March 19, 2010, by and between Zuosheng Yu, Golden Eight Investments Limited and The GSI Family Trust U/A/D 01/21/10.

CUSIP No. 370853 10 3	Page 8

SIGNATURES

After reasonable inquiry and to the best of its, his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2010	Zuosheng Yu, individually

/s/ Zuosheng Yu

Date: March 19, 2010	Golden Eight Investments Limited

By: /s/ Zuosheng Yu
Zuosheng Yu, Director

Date: March 19, 2010	The GSI Family Trust U/A/D 01/21/10
By: J.P. Morgan Trust Company of Delaware, as trustee

By: /s/ Michael B. Yulsman
Michael B. Yulsman, Vice President